UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

IMH FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

None

 (CUSIP Number)

SRE MONARCH, LLC
980 Michigan Avenue, Suite 1660
Chicago, Illinois 60611
Attn: Seth Singerman
(312) 475-9300

Copy to:

 Mark R. Grossmann, Esq.
Jeffrey R. Patt, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, Illinois  60661
(312) 902-5200

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D	Page 1 of 20 Pages

1	NAMES OF REPORTING PERSON SRE Monarch, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,595,148 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,595,148 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,595,148 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.85% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of shares of the Issuer’s common stock, par value $0.01 per share, issuable upon conversion of 5,595,148 shares of Series B-2 Cumulative Convertible Preferred Stock held by SRE Monarch, LLC.

(2) The percentage reflected above (i) is based on representations made by the Issuer to SRE Monarch, LLC, pursuant to a Series B-2 Cumulative Convertible Preferred Stock Subscription Agreement, dated as of July 24, 2014, that, as of such date, there were 15,563,546  shares of the Issuer’s common stock, par value $0.01 per share, issued and outstanding (including an aggregate of 15,513,546 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock that were outstanding as of such date), and (ii) gives effect to the Issuer’s redemption of 319,484 shares of Class B common stock in connection with the transactions reported herein.

13D	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSON SRE Monarch Investor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,595,148 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,595,148 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,595,148 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.85% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of shares of the Issuer’s common stock, par value $0.01 per share, issuable upon conversion of 5,595,148 shares of Series B-2 Cumulative Convertible Preferred Stock held by SRE Monarch, LLC.

(2) The percentage reflected above (i) is based on representations made by the Issuer to SRE Monarch, LLC, pursuant to a Series B-2 Cumulative Convertible Preferred Stock Subscription Agreement, dated as of July 24, 2014, that, as of such date, there were 15,563,546  shares of the Issuer’s common stock, par value $0.01 per share, issued and outstanding (including an aggregate of 15,513,546 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock that were outstanding as of such date), and (ii) gives effect to the Issuer’s redemption of 319,484 shares of Class B common stock in connection with the transactions reported herein.

13D	Page 3 of 20 Pages

1	NAME OF REPORTING PERSONS Singerman Real Estate Opportunity Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,595,148 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,595,148 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,595,148 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.85% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of shares of the Issuer’s common stock, par value $0.01 per share, issuable upon conversion of 5,595,148 shares of Series B-2 Cumulative Convertible Preferred Stock held by SRE Monarch, LLC.

(2) The percentage reflected above (i) is based on representations made by the Issuer to SRE Monarch, LLC, pursuant to a Series B-2 Cumulative Convertible Preferred Stock Subscription Agreement, dated as of July 24, 2014, that, as of such date, there were 15,563,546  shares of the Issuer’s common stock, par value $0.01 per share, issued and outstanding (including an aggregate of 15,513,546 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock that were outstanding as of such date), and (ii) gives effect to the Issuer’s redemption of 319,484 shares of Class B common stock in connection with the transactions reported herein.

13D	Page 4 of 20 Pages

1	NAME OF REPORTING PERSONS Singerman Real Estate Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,595,148 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,595,148 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,595,148 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.85% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of shares of the Issuer’s common stock, par value $0.01 per share, issuable upon conversion of 5,595,148 shares of Series B-2 Cumulative Convertible Preferred Stock held by SRE Monarch, LLC.

(2) The percentage reflected above (i) is based on representations made by the Issuer to SRE Monarch, LLC, pursuant to a Series B-2 Cumulative Convertible Preferred Stock Subscription Agreement, dated as of July 24, 2014, that, as of such date, there were 15,563,546  shares of the Issuer’s common stock, par value $0.01 per share, issued and outstanding (including an aggregate of 15,513,546 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock that were outstanding as of such date), and (ii) gives effect to the Issuer’s redemption of 319,484 shares of Class B common stock in connection with the transactions reported herein.

13D	Page 5 of 20 Pages

1	NAME OF REPORTING PERSONS Singerman Real Estate, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,595,148 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,595,148 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,595,148 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.85% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of shares of the Issuer’s common stock, par value $0.01 per share, issuable upon conversion of 5,595,148 shares of Series B-2 Cumulative Convertible Preferred Stock held by SRE Monarch, LLC.

(2) The percentage reflected above (i) is based on representations made by the Issuer to SRE Monarch, LLC, pursuant to a Series B-2 Cumulative Convertible Preferred Stock Subscription Agreement, dated as of July 24, 2014, that, as of such date, there were 15,563,546  shares of the Issuer’s common stock, par value $0.01 per share, issued and outstanding (including an aggregate of 15,513,546 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock that were outstanding as of such date), and (ii) gives effect to the Issuer’s redemption of 319,484 shares of Class B common stock in connection with the transactions reported herein.

13D	Page 6 of 20 Pages

1	NAME OF REPORTING PERSONS Seth Singerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,595,148 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,595,148 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,595,148 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.85% (2)
14	TYPE OF REPORTING PERSON IN

(1) Consists of shares of the Issuer’s common stock, par value $0.01 per share, issuable upon conversion of 5,595,148 shares of Series B-2 Cumulative Convertible Preferred Stock held by SRE Monarch, LLC.

(2) The percentage reflected above (i) is based on representations made by the Issuer to SRE Monarch, LLC, pursuant to a Series B-2 Cumulative Convertible Preferred Stock Subscription Agreement, dated as of July 24, 2014, that, as of such date, there were 15,563,546  shares of the Issuer’s common stock, par value $0.01 per share, issued and outstanding (including an aggregate of 15,513,546 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock that were outstanding as of such date), and (ii) gives effect to the Issuer’s redemption of 319,484 shares of Class B common stock in connection with the transactions reported herein.

13D	Page 7 of 20 Pages

Item 1.            Security and Issuer

The class of securities to which this statement on Schedule 13D relates is common stock, par value $0.01 per share (“Common Stock”), of IMH Financial Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 7001 N. Scottsdale Road, #2050, Scottsdale, Arizona 85253.

Item 2.            Identity and Background

(a), (f)
This Schedule 13D is being filed as a joint statement pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by SRE Monarch, LLC, a Delaware limited liability company (“SRE Monarch”), SRE Monarch Investor, LLC, a Delaware limited liability company (“SRE Monarch Investor”), Singerman Real Estate Opportunity Fund I, L.P., a Delaware limited partnership (“SRE Fund I”), Singerman Real Estate Management Company, L.P., a Delaware limited partnership (“SRE Management”), Singerman Real Estate, LLC, an Illinois limited liability company (“SRE Management GP”), Singerman Real Estate Fund I GP, LLC, a Delaware limited liability company (“SRE Fund I GP”), and Seth Singerman, a natural person and citizen of the United States (“Singerman” and together with SRE Monarch, SRE Monarch Investor, SRE Fund I, SRE Management, SRE Management GP and SRE Fund I GP, the “Reporting Persons”).

(b)	The principal business address of each Reporting Person is 980 Michigan Avenue, Suite 1660, Chicago, Illinois 60611.

(c)
Singerman’s principal occupation is serving as the president of Singerman Real Estate, which is principally engaged in acquiring, holding, managing and selling debt and equity investments in real estate, real estate loans and real estate related investment products.  Singerman is the sole member and manager of SRE Management GP and SRE Fund I GP, which serve as the general partners of SRE Management and SRE Fund I, respectively.    SRE Management is the investment manager of SRE Monarch and SRE Fund I.  SRE Fund I acquires, holds and sells debt and equity investments in real estate, real estate loans and real estate related investment products, including SRE Monarch Investor.  The principal business of each of SRE Monarch and SRE Monarch Investor is, holding, directly and indirectly, investments in the Issuer.  The principal address of each Reporting Person is 980 N. Michigan Ave., Suite 1660, Chicago, IL 60611.

(d)	During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

13D	Page 8 of 20 Pages

The Reporting Persons have entered into a Joint Filing Agreement, dated August 4, 2014, a copy of which is attached hereto as Exhibit 8.

Item 3.            Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to beneficially own 5,595,148 shares (the “Conversion Shares”) of Common Stock issuable upon conversion of 5,595,148 shares (the “B-2 Preferred Shares”) of the Issuer’s Series B-2 Cumulative Convertible Preferred Stock held of record by SRE Monarch.   SRE Monarch paid an aggregate of $18,000,150.64, or approximately $3.22 per share (the “Original Price”), to purchase the B-2 Preferred Shares, which was funded by cash available to SRE Fund I and capital contributions to SRE Monarch.

The number of shares of Common Stock issuable upon conversion of the B-2 Preferred Shares is subject to adjustment as provided in the Certificate of Designation of Series B-1 Cumulative Convertible Preferred Stock and Series B-2 Cumulative Convertible Preferred Stock of the Issuer (the “Certificate of Designation”).  The Certificate of Designation provides that each B-2 Preferred Share is convertible, at the election of the holder thereof, into a number of shares of Common Stock determined by dividing (i) the sum of (a) the Original Price and (b) all accrued and unpaid dividends on the B-2 Preferred Shares by (ii) the then effective conversion price, which is the Original Price, as adjusted from time to time in accordance with the terms of the Certificate of Designation (the “Conversion Price”).  In addition, all outstanding B-2 Preferred Shares will automatically be converted into shares of Common Stock at the then effective Conversion Price upon the closing of a sale of shares of Common Stock at a price equal to or greater than two and a quarter times (2.25x) the Original Price (subject to adjustment in accordance with the Certificate of Designation), in a firm commitment underwritten public offering and listing of the Common Stock on a national securities exchange, pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), resulting in at least $75,000,000 of gross proceeds to the Issuer.

Item 4.            Purpose of Transaction

The information set forth in Item 3 and Item 6 is incorporated herein by reference.

General

SRE Monarch acquired the B-2 Preferred Shares, and the Reporting Persons may therefore be deemed to have acquired beneficial ownership of the Conversion Shares, for investment purposes in the ordinary course of business pursuant to the Series B-2 Cumulative Convertible Preferred Stock Subscription Agreement (the “Subscription Agreement”), dated July 24, 2014, between the Issuer and SRE Monarch.   Pursuant to the Subscription Agreement, the Issuer agreed to use the proceeds from the sale of the B-2 Preferred Shares to repay a portion of the Issuer’s senior indebtedness (the “Senior Debt”) owed to NWRA Ventures I, LLC (“NW Capital”), which was refinanced in connection with the transactions reported herein.

In a series of transactions consummated simultaneously with the closing of SRE Monarch’s purchase of the B-2 Preferred Shares, and in connection with the refinancing of the Senior Debt, the Issuer issued and sold, in exchange for cash and other securities of the Issuer, an aggregate of 2,604,852 shares (the “B-1 Preferred Shares”) of its Series B-1 Cumulative Convertible Preferred Stock (the “Series B-1 Preferred Stock” and, together with the Series B-2 Preferred Stock, the “Series B Preferred Stock”) to Juniper NVM, LLC and JCP Realty Partners, LLC (together, the “Juniper Entities”), neither of which is an affiliate of any Reporting Person.   The issuance to SRE Monarch of the B-2 Preferred Shares, the simultaneous issuance of B-1 Preferred Shares to the Juniper Entities, the refinancing of the Senior Debt and related transactions are referred to collectively as the “Refinancing Transaction.”

13D	Page 9 of 20 Pages

The transactions contemplated by the Subscription Agreement will result, or have resulted, in certain actions specified in Items 4(a) through (j) of Schedule 13D, including changes in the present board of directors and management of the Issuer (the “Board”), changes in the present capitalization and dividend policy of the Issuer, changes in the Issuer’s charter and bylaws of the (including changes that may impede the acquisition of control of the Issuer by a third party), and may result in the acquisition of beneficial ownership of additional shares of Common Stock by the Reporting Persons. The Reporting Persons may review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase or decrease their respective beneficial ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein in connection with the transactions contemplated by the Subscription Agreement (including the Refinancing Transaction), the Reporting Persons currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Preferred Directors and Voting Rights

Pursuant to the Certificate of Designation, for so long as SRE Monarch, its affiliates and transferees own at least 50% of the B-2 Preferred Shares, the holders of the B-2 Preferred Shares, voting as a single class, will be entitled to elect one member of the Issuer’s Board (the “Series B-2 Director”).  The Certificate of Designation also provides that, for so long as the Juniper Entities, their affiliates and transferees (collectively, “Juniper”) and SRE Monarch, its affiliates and transferees own at least 50% of the B-1 Preferred Shares and B-2 Preferred Shares, respectively, the holders of the B-1 Preferred Shares and the holders of the B-2 Preferred Shares, will have the right to elect an additional director (the “Series B Director”), who will be independent and serve on the audit and compensation committees of the Board.  In the event Juniper ceases to own at least 50% of the B-1 Preferred Shares, and SRE Monarch, its affiliates and transferees continue to own 50% of the B-2 Preferred Shares, SRE Monarch, its affiliates and transferees will be entitled to designate the Series B Director.  In the event of a vacancy in the director position held by the Chief Executive Officer of the Issuer, the holders of at least 85% of the then outstanding Series B Preferred Stock (the “Required Holders”) will be entitled to fill such vacancy until a replacement Chief Executive Officer is hired by the Issuer.

The Certificate of Designation obligates the Issuer to use its best efforts to cause the nomination of a person designated by SRE Monarch as the Series B-2 Director and a person designated by the mutual consent of SRE Monarch and Juniper as the Series B Director.  SRE Monarch has designated Singerman as the initial Series B-2 Director and SRE Monarch and the Juniper Entities have mutually designated Lori Wittman (“Wittman”) as the initial Series B Director.    Each of Singerman and Wittman was appointed to the Board in connection with the Refinancing Transaction.

13D	Page 10 of 20 Pages

In addition to the foregoing rights, except as otherwise required by applicable law, the holders of Series B Preferred Stock have the right to vote with the holders of the Issuer’s voting common stock on an as-converted basis on all matters on which holders of the voting common stock are entitled to vote.  In addition, except with the vote of the Required Holders, the Certificate of Designation provides that the Issuer may not amend, waive or repeal any provision of its certificate of incorporation or bylaws in a manner adverse to the holders of Series B Preferred Stock or enter into any agreement or plan of merger or consolidation with any other entity, unless, upon the consummation of such transaction, the Series B Preferred Stock remains outstanding and unchanged or is converted into equity interests of the surviving entity having the same relative rights, powers, preferences and privileges as provided in the Certificate of Designation.

Ranking and Dividends

The Certificate of Designation provides that, subject to the rights of holders of the Issuer’s Class B common stock, par value $0.01 per share (“Class B Common Stock”), to receive a special dividend pursuant to the Issuer’s certificate of incorporation, or the rights of any class of Senior Preferred Stock (as defined below) or Parity Stock (as defined below) approved by the Required Holders, all shares of the Issuer’s capital stock will be junior in rank to the Series B Preferred Stock with respect to dividends, distributions and payment upon the liquidation of the Issuer, certain mergers involving the Issuer, the sale of substantially all of the Issuer’s assets and certain changes in control of the Issuer.  Without the prior written consent of the Required Holders, the Certificate of Designation prohibits the Issuer from authorizing or issuing any shares of capital stock that rank (i) senior to the shares of Series B Preferred Stock in respect of the preferences as to dividends, distributions or payments upon a liquidation event, deemed liquidation event or redemption (collectively, the “Senior Preferred Stock”) or (ii) pari passu to the shares of Series B Preferred Stock in respect of the preferences as to dividends, distributions or payments upon a liquidation event, deemed liquidation event or redemption (collectively, the “Parity Stock”).

The Certificate of Designation provides that each holder of a share of Series B Preferred Stock will be entitled to receive preferential dividends out of funds legally available therefor in an amount per share equal to (i) 8% of the Original Price per annum, (ii) 13% of the Original Price per annum immediately upon the occurrence of a Noncompliance Event (as defined in the Certificate of Designation and described below) and, (iii) 18% of the Original Price per annum, if a Noncompliance Event remains uncured for a period of 180 days following a demand that the Series B Preferred Stock be redeemed, in each case, compounded quarterly.  Dividends on each share of Series B Preferred Stock commenced accruing on July 24, 2014, are cumulative and accrue whether or not declared, and will be payable in cash, quarterly in arrears when, as and if declared by the Board.

Subject to the right of the holders of the Class B Common Stock to receive a special dividend pursuant to the Issuer’s certificate of incorporation, no dividend (other than dividends payable in shares of voting common stock) may be paid on any capital stock of the Issuer during any fiscal year unless all accrued dividends on the Series B Preferred Stock have been paid in full, except that, commencing with the fiscal quarter ending September 30, 2014, the Certificate of Designation permits the  Board to authorize quarterly dividends on the Issuer’s voting common stock of up to $375,000 in aggregate, plus an amount to be paid to holders of the Series B Preferred Stock equal to the dividends that would have been payable to holders of the Series B Preferred Stock had such shares been converted into Common Stock; provided that certain conditions are satisfied, including, with respect to any such dividend payable after March 31, 2015, that the Issuer has had earnings before interest, taxes depreciation and amortization (EBITDA) of greater than $12 million in the aggregate over the four most recently completed fiscal calendar quarters.

13D	Page 11 of 20 Pages

In the event a special dividend is declared with respect to the Class B Common Stock, the holders of Series B Preferred Stock will be entitled to receive additional dividends on an “as converted” basis.

Without the prior written consent of the Required Holders of the Series B Preferred Stock, neither the Issuer nor any of its subsidiaries will be permitted to,  (i) declare or pay any dividends on or make any other distribution in respect of any interest in it, (ii) make any capital contribution to or purchase, redeem, acquire or retire any securities in any entity, or (iii) cause or permit any reduction or retirement of the capital stock, partnership interests, membership interests of the Issuer and its subsidiaries, as applicable, subject to certain exceptions.

Liquidation Preference

In the event of a liquidation of the Issuer, certain mergers involving the Issuer, the sale of substantially all of the Issuer’s assets and certain changes in control of the Issuer, the Certificate of Designation provides that the holders of Series B Preferred Stock will be entitled to be paid (out of available assets of the Issuer), and subject to the rights of any Senior Preferred Stock or Parity Stock,  but before any payment to the holders of any other shares of the Issuer’s capital stock, an amount per share equal to 150% of the sum of (i) the Original Price, plus (ii) any dividends accrued and unpaid on the Series B Preferred Stock, whether or not declared.  However, if a share of Series B Preferred Stock would be entitled to an amount greater than such liquidation preference if it had been converted into a share of Common Stock immediately prior to the applicable event, the share of Series B Preferred Stock will be entitled to the amount it would have received on an as-converted basis.

Preemptive Rights

Subject to limited exceptions described in the Certificate of Designation, each holder of 10% or more of the outstanding shares of Series B Preferred Stock at the time of any future issuance of equity capital stock of the Issuer will have the preemptive right to purchase its pro rata share of equity capital stock of the Issuer issued in connection with such transaction.

Redemption; Non-Compliance Events

The Certificate of Designation provides that each holder of Series B Preferred Stock may require the Issuer to redeem such holder’s Series B Preferred Stock at any time after July 24, 2019 for a redemption price determined in accordance with the Certificate of Designation.  If at any time a holder of Series B Preferred Stock holds less than 15% of the shares issued to it in connection with the transactions reported herein, the Issuer may redeem such holder’s Series B Preferred Stock for a redemption price determined in accordance with the Certificate of Designation.  The Required Holders may also demand that the Issuer redeem the Series B Preferred Stock following a Noncompliance Event.  Pursuant to the Certificate of Designation, “Noncompliance Events” include the following:

13D	Page 12 of 20 Pages

•
the Issuer fails (i) to pay the full dividend on the Series B Preferred Stock for a fiscal quarter within thirty days following the end of such fiscal quarter; (ii) to consummate a redemption of the Series B Preferred Stock within ninety days of a demand for a required redemption of the Series B Preferred Stock; or (iii) to redeem the Series B Preferred Stock on the thirtieth day after the Issuer delivers notice of an optional redemption; (iv) to comply with the terms of the Certificate of Designation or other agreements entered into with the holders of Series B Preferred Stock in connection with the issuance thereof;

•	the Issuer or, subject to certain exceptions, any of its subsidiaries is the subject of a bankruptcy, receivership, liquidation or assignment for the benefit of creditors;
•	the Issuer or any of its subsidiaries is in default with respect to certain indebtedness and such default is not cured within thirty days;
•
judgments in excess of $2,000,000 in the aggregate are entered against the Issuer or any of its subsidiaries if the judgments are not appealable or otherwise released or cured within 90 days, except for judgments approved by the Board of Directors;

•	the Issuer fails to timely comply with its reporting obligations under the Exchange Act
•	failure by Issuer to cause nomination of a Series B-1, B-2, or Series B Director in accordance with the Certificate of Designation; or
•	certain legal proceedings are commenced against the Issuer or its subsidiaries.

Required Liquidation

Under the Certificate of Designation, if at any time the Issuer is not in compliance with certain of its obligations to the holders of the Series B Preferred Stock and the Issuer fails to pay (i) full dividends on the Series B Preferred Stock for two consecutive fiscal quarters or (ii) the redemption price for Series B Preferred Stock within 180 days following the later of (x) demand therefor resulting from such non-compliance and (y) July 24, 2019, unless the Required Holders elect otherwise, then the Issuer will be required to use its best efforts to commence a liquidation of the Issuer.

Restrictive Covenants

The Certificate of Designation includes several covenants applicable to the Issuer and its subsidiaries, including agreements to furnish an annual budget to the holders of Series B Preferred Stock, and agreement by the Issuer not to take certain actions without the consent of the Required Holders.  For additional information regarding such covenants, please see the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014.

13D	Page 13 of 20 Pages

Investment Committee

The Certificate of Designation provides that the Series B-1 Director and Series B-2 Director (collectively, the “Committee Preferred Members”), along with the Issuer’s Chief Executive Officer (if then serving as a director of the Issuer), will serve as members of the investment committee of the Board (the “Investment Committee”).  At any time that no Final Noncompliance Event (as defined in the Certificate of Designation) has occurred and is continuing, each of the Committee Preferred Members shall have ½ vote and the Chief Executive Officer member of the Investment Committee shall have one vote.  If the Investment Committee is asked to act upon an investment for which a Committee Preferred Member has an affiliate that would receive an origination fee in connection with such investment, such Committee Preferred Member shall be deemed disqualified with respect to the deliberations and vote of the Investment Committee thereon. Such Committee Preferred Member shall have the sole power to select an independent director to serve as a replacement for purposes of such deliberations and vote on such investment.

Management Rights

In connection with SRE Monarch’s acquisition of the B-2 Preferred Shares, on July 24, 2014, SRE Monarch and the Issuer entered into a letter agreement (the “Management Rights Agreement”) that provides SRE Monarch with certain management rights, which will be applicable only if SRE Monarch is not represented on the Board.  The Management Rights Agreement provides that a representative of SRE Monarch will be entitled to consult with and advise members of the Issuer’s management team on significant business issues, including management’s proposed annual operating plans.  Pursuant to the Management Rights Agreement, a representative of SRE Monarch will also be entitled to meet with members of the Issuer’s management and its outside advisors on a periodic basis, and to receive notices and information provided to, and to attend meetings of, the Board.

Changes in Management

In connection with the Refinancing Transactions, William Meris (“Meris”) resigned as the Issuer’s President and Chief Executive Officer.  In addition, Meris and Steven Darak resigned as members of the Board.  Upon the closing of the Refinancing Transaction, Lawrence Bain was appointed Chief Executive Officer of the Issuer and Chairman of the Board.  In addition, six individuals, including Singerman and Wittman, were appointed to the Board.

The Certificate of Designation requires approval of the Required Holders of Series B Preferred Stock in connection with the entry into, amendment or termination of any employment agreement between the Issuer (or any subsidiary of the Issuer) and any key employee, except in limited circumstances involving the death, incapacity or resignation of the key employee.

Refinancing

SRE Monarch acquired the B-2 Preferred Shares in connection with the Refinancing Transaction, pursuant to which the Issuer amended its loan agreement with, and its related promissory note in favor of, NW Capital.  As described in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014, the Issuer has indicated that it intends to either pay off from its own liquidity (depending upon availability) or enter into a new senior secured credit facility to refinance the remaining obligations to NW Capital as soon as practicable following the closing of the Refinancing Transaction.

13D	Page 14 of 20 Pages

Bylaw Amendments

As a condition to the closing of SRE Monarch’s purchase of the B-2 Preferred Shares, the Issuer adopted its Third Amended and Restated Bylaws (the “Bylaws”), primarily to conform the Issuer’s existing bylaws to the certificate of incorporation of the Issuer, as modified by the Certificate of Designation.

The Certificate of Designation, Bylaws, Management Rights Agreement and Subscription Agreement are filed as Exhibits 1, 2, 4 and 5, respectively, to this Schedule 13D.  The summary contained herein of the Certificate of Designation, Bylaws, Management Rights Agreement and Subscription Agreement is qualified in its entirety by reference to the full text of each such document.

Item 5.            Interest in Securities of the Issuer

(a)           Based upon representations and warranties made by the Issuer to SRE Monarch in the Subscription Agreement, and after giving effect to the Issuer’s redemption of 319,484 shares of Class B common stock in connection with the Refinancing Transaction, as of July 24, 2014, there were  15,244,062 shares of Common Stock outstanding (including an aggregate of 15,194,062 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock issued and outstanding as of such date).  Based on the foregoing, the 5,595,148 shares of Common Stock, consisting entirely of shares of Common Stock issuable upon conversion of the B-2 Preferred Shares, that each Reporting Person may be deemed to beneficially own represented approximately 26.85% of the Common Stock outstanding as of such date.

(b)           The B-2 Preferred Shares are held of record by SRE Monarch and, as such, SRE Monarch may be deemed to share the power to dispose, or direct the disposition of, and to vote, or direct the voting of, all of the 5,595,148 Conversion Shares.

SRE Monarch Investor, as the direct owner of a majority of the equity of SRE Monarch, and SRE Fund I, as the indirect owner of a majority of the equity of SRE Monarch, may be deemed to share the power to dispose, or direct the disposition of, and to vote, or direct the voting of, all of the 5,595,148 Conversion Shares.

SRE Management, as the manager of SRE Monarch and SRE Fund I, and SRE Management GP, as the general partner of SRE Management, may be deemed to share the power to dispose, or direct the disposition of, and to vote, or direct the voting of, all of the 5,595,148 Conversion Shares.

SRE Fund I GP, as the general partner of SRE Fund I, may be deemed to share the power to dispose, or direct the disposition of, and to vote, or direct the voting of, all of the 5,595,148 Conversion Shares.

13D	Page 15 of 20 Pages

Singerman, as the managing member of SRE Fund I GP and of SRE Management GP may be deemed to share the power to dispose, or direct the disposition of, and to vote, or direct the voting of, all of the 5,595,148 Conversion Shares

 (c)           Except as set forth in Item 3, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d)           No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Conversion Shares covered by this Schedule 13D.

(e)           Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

Investors’ Rights Agreement

On July 24, 2014, SRE Monarch entered into an Investors’ Rights Agreement (the “Rights Agreement”) with the Issuer and Juniper.  Pursuant to the Rights Agreement, SRE Monarch and Juniper have certain demand and other registration rights to cause the shares of Series B Preferred Stock and shares of Common Stock issuable upon conversion thereof to be registered under the Securities Act.

Pursuant to the Rights Agreement, at any time after any of the Issuer’s equity securities are listed on a national securities exchange, a person holding at least 15% of the Series B Preferred Stock, or if none, the holders of 50% of the registrable securities (each, a “Major Investor”), will have the right to demand that the Issuer register the resale (in an underwritten offering or otherwise) of that person(s)’ registrable securities; provided that any demand for registration of the registrable securities on Form S-11 may only be requested if the registration of the shares is reasonably expected to result in aggregate gross cash proceeds in excess of $10,000,000.  Additionally, within forty five days following the conversion of all Series B Preferred Stock into Common Stock, or following the written commitment of a Major Investor to convert all of its shares of Series B Preferred Stock into Common Stock, the Issuer agrees to register the resale (in an underwritten offering or otherwise) of the registrable securities pursuant to Rule 415 under the Securities Act.

The Rights Agreement also provides that, whenever the Issuer proposes to register any of its equity securities under the Securities Act (other than pursuant to a demand registration or a registration statement on Form S-8 or Form S-4), or otherwise proposes to offer any of its equity securities under the Securities Act in an underwritten offering either for its own account or for the account of one or more securityholders and the Issuer is eligible to use a registration form for such offering that may be used for the registration of registrable securities, the Issuer will, subject to certain exceptions, be required to include the registrable securities in such registration statement to the extent requested by the holders thereof.

13D	Page 16 of 20 Pages

The registration rights included in the Rights Agreement are subject to various conditions as set forth in the Rights Agreement.  The Rights Agreement also contains customary indemnification provisions with respect to information included in any registration statement filed thereunder.

 Indemnification Agreement

On July 24, 2014, the Issuer entered into an indemnification agreement (the “Indemnification Agreement”) with Singerman.  Pursuant to the Indemnification Agreement, the Issuer, upon an Indemnification Event (as defined in the Indemnification Agreement), has agreed to indemnify and hold harmless Singerman, to the fullest extent permitted by law, against any and all losses and expenses actually and reasonably incurred by Singerman or on Singerman’s behalf in connection with such Indemnification Event; provided that Singerman acted in good faith and in a manner Singerman reasonably believed to be in, or not opposed to, the best interests of the Issuer, and, with respect to any criminal proceeding, only if Singerman had no reasonable cause to believe his conduct was unlawful.  The Indemnification Agreements also provides for indemnification if: Singerman is threatened to be made or made a party to or a participant in any proceeding by or in the right of the Issuer to procure a judgment in its favor; for expenses of a party who is wholly or partly successful, including settlement or judgments; and indemnification for expenses to the extent that Singerman, by reason of his corporate status with the Issuer, is a witness in any proceeding to which Singerman is not a party.

Pursuant to the Indemnification Agreement, in the event that any of certain affiliates of Singerman (including certain Reporting Persons) is threatened to be made a party to any proceeding or a participant in any proceeding which arises, in whole or in part, from Mr. Singerman’s service as a director or officer of the Issuer, such affiliate will be entitled to indemnification.  The Indemnification Agreement also provides that each such affiliate is a third-party beneficiary of his indemnification agreement with the Issuer and may enforce its terms against the Issuer.  The Indemnification Agreement also provides that the Issuer (i) is the indemnitor of first resort for Singerman; (ii) will be required to advance the full amount of expenses incurred by Mr. Singerman and will be liable for the full amount of all losses and expenses to the extent legally permitted as required in the Indemnification Agreement and the charter documents of the Issuer without regard to any rights Singerman may have against his affiliates; and (iii) irrevocably waives, relinquishes and releases affiliates of Singerman from any and all claims for contribution, subrogation or other recovery of any kind.

Fee Agreement

On July 24, 2014, SRE Monarch entered into a fee agreement (the “Fee Agreement”) with the Issuer. Pursuant to the Fee Agreement, if the Issuer or any of its affiliates makes or enters into any loan or investment in preferred equity or mezzanine securities and such loan or investment arose from an opportunity identified by SRE Monarch or its affiliates, the Issuer will be obligated to pay to SRE Monarch: (i) a fee equal to 1.5% of the gross amount of any such loan or investment that has a scheduled maturity date of greater than two years; and (ii) a fee equal to 1% of the gross amount of any such loan that has a scheduled maturity of two years or less. The initial term of the agreement expires on the earlier of July 24, 2017, or the first day on which neither SRE Monarch nor any of its affiliates owns or controls, directly or indirectly, any shares of Series B-2 Preferred Stock, whether on account of redemption, conversion, or transfer of such shares (the “Initial Term”). Upon expiration of the Initial Term, provided that the Fee Agreement has not been terminated by the parties, the Fee Agreement will be extended automatically for successive two year terms (each, a “Renewal Term”), unless either party thereto gives written notice of non-renewal at least 270 days prior to the expiration of the Initial Term or the applicable Renewal Term.

13D	Page 17 of 20 Pages

The Rights Agreement, Indemnification Agreement and Fee Agreement are filed as Exhibits 3, 6  and 7, respectively, to this Schedule 13D.  The summary contained herein of each such agreement is qualified in its entirety by reference to the full text of each such agreement.

Item 7.            Material to Be Filed as Exhibits

Exhibit 1
Certificate of Designation of Series B-1 Cumulative Convertible Preferred Stock and Series B-2 Cumulative Convertible Preferred Stock of IMH Financial Corporation (incorporated by reference to Exhibit 3.1 to IMH Financial Corporation’s  Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

Exhibit 2
Third Amended and Restated Bylaws of IMH Financial Corporation (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

Exhibit 3
Investors’ Rights Agreement by and among IMH Financial Corporation, JCP Realty Partners, LLC, Juniper NVM, LLC and SRE Monarch, LLC, dated July 24, 2014 (incorporated by reference to Exhibit 4.1 to IMH Financial Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

Exhibit 4
Series B-2 Cumulative Convertible Preferred Stock Subscription Agreement, dated July 24, 2014, between IMH Financial Corporation and SRE Monarch, LLC (incorporated by reference to Exhibit 10.4 to IMH Financial Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

Exhibit 5	Letter agreement, dated July 24, 2014, between IMH Financial Corporation and SRE Monarch LLC.

Exhibit 6
Indemnification Agreement, dated July 24, 2014, between IMH Financial Corporation and Seth Singerman (incorporated by reference to Exhibit 10.11 to IMH Financial Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014)

Exhibit 7
Fee Agreement, dated July 24, 2014, between IMH Financial Corporation and SRE Monarch, LLC (incorporated by reference to Exhibit 10.16 to IMH Financial Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014)

Exhibit 8	Joint Filing Agreement, dated August 4, 2014, among the Reporting Persons.

13D	Page 18 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2014

SRE MONARCH, LLC

By: Singerman Real Estate Management Company, L.P.
Its: Manager

By: Singerman Real Estate, LLC
Its: General Partner

By:  /s/ Seth Singerman
Name: Seth Singerman
Title: Manager

SRE MONARCH INVESTOR, LLC

By:  /s/ Seth Singerman
Name: Seth Singerman
Title: President

SINGERMAN REAL ESTATE MANAGEMENT COMPANY, L.P.

By: Singerman Real Estate, LLC
Its: General Partner

By:  /s/ Seth Singerman
Name: Seth Singerman
Title: Manager

13D	Page 19 of 20 Pages

SINGERMAN REAL ESTATE, LLC

By:  /s/ Seth Singerman
Name: Seth Singerman
Title: Manager

SINGERMAN REAL ESTATE OPPORTUNITY
FUND I, L.P.

By: Singerman Real Estate Management Company, L.P.
Its: Manager

By: Singerman Real Estate, LLC
Its: General Partner

By:  /s/ Seth Singerman
Name: Seth Singerman
Title: Manager

SINGERMAN REAL ESTATE OPPORTUNITY
FUND I GP, LLC

By:  /s/ Seth Singerman
Name: Seth Singerman
Title: Authorized Signatory

/s/ Seth Singerman
Seth Singerman

13D	Page 20 of 20 Pages

Exhibit Index

Exhibit 1
Certificate of Designation of Series B-1 Cumulative Convertible Preferred Stock and Series B-2 Cumulative Convertible Preferred Stock of IMH Financial Corporation (incorporated by reference to Exhibit 3.1 to IMH Financial Corporation’s  Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

Exhibit 2
Third Amended and Restated Bylaws of IMH Financial Corporation (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

Exhibit 3
Investors’ Rights Agreement by and among IMH Financial Corporation, JCP Realty Partners, LLC, Juniper NVM, LLC and SRE Monarch, LLC, dated July 24, 2014 (incorporated by reference to Exhibit 4.1 to IMH Financial Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

Exhibit 4
Series B-2 Cumulative Convertible Preferred Stock Subscription Agreement, dated July 24, 2014, between IMH Financial Corporation and SRE Monarch, LLC (incorporated by reference to Exhibit 10.4 to IMH Financial Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014).

Exhibit 5	Letter agreement, dated July 24, 2014, between IMH Financial Corporation and SRE Monarch LLC.

Exhibit 6
Indemnification Agreement, dated July 24, 2014, between IMH Financial Corporation and Seth Singerman (incorporated by reference to Exhibit 10.11 to IMH Financial Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014)

Exhibit 7
Fee Agreement, dated July 24, 2014, between IMH Financial Corporation and SRE Monarch, LLC (incorporated by reference to Exhibit 10.16 to IMH Financial Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2014)

Exhibit 8	Joint Filing Agreement, dated August 4, 2014, among the Reporting Persons.